LIMINAL BIOSCIENCES INC.

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

December 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Liminal BioSciences Inc.
Registration Statements on Form F-3
File No. 333-251065

Acceleration Request
	Requested Date:	December 9, 2020
	Requested Time:	4:00 p.m., Eastern time

Ladies and Gentlemen:

The undersigned registrant hereby requests that the staff of the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statements on Form F-3 (File No. 333-251065) to become effective on December 9, 2020, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Very truly yours,

Liminal BioSciences Inc.

By:	/s/ Murielle Lortie
Name: Murielle Lortie
Title: Chief Financial Officer

cc:	Marie Iskra, Liminal BioSciences Inc.

Murielle Lortie, Liminal BioSciences Inc.

Jaime L. Chase, Cooley LLP

Richard Segal, Cooley LLP

Divakar Gupta, Cooley LLP